Filed by ITC^DeltaCom, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: ITC^DeltaCom, Inc.

Commission File No. 0-23253

FREQUENTLY ASKED QUESTIONS

What are the basics of the transaction?

ITC^DeltaCom, Inc. has signed agreements to merge with Florida Digital Network, Inc., d/b/a FDN Communications, Inc. (FDN), and NT Corporation, the parent company of Network Telephone Corp. (NTC). The combination will significantly enhance and expand the company’s facilities-based footprint, deepen penetration in key markets, and improve the company’s competitive position. Throughout the closing process (which is expected to last approximately 90-150 days), there will be no impact to our customers or on our day-to-day operations. The companies will continue to operate separately as the integration strategy is finalized. Upon closing, the combined company will operate under the name ITC^DeltaCom, Inc.

Why are the three companies merging?

The combination will build on the expertise and strengths of the companies, providing a platform on which the combined company can continue to deliver on its stated mission—to be the premier provider of integrated telecommunications and technology solutions to customers in the southeastern United States. Ultimately, the combined company is expected to provide a broader range of products and services for customers and greater long-term career opportunities for employees.

Where will the new company headquarters be located?

The combined company will be headquartered in West Point, Georgia. FDN’s current headquarters in Orlando and Network Telephone’s current headquarters in Pensacola will remain major operating centers for the combined company.

What is the financial strategy behind these transactions?

These transactions will strengthen the combined company’s financial position, improve the company’s liquidity profile and enhance its ability to refinance long-term debt.

•	Financial Strength. Upon closing, the combined company will have annual revenues of approximately $800 million.

•	Improved Cash Flow. FDN and NTC bring a combined total of $15 million of EBITDA (after adjustments to conform to accounting policies), $25 million of cash and no significant debt to the combined company, providing for immediate de-leveraging and further strengthening ITC^DeltaCom’s liquidity and credit profiles.

•	Significant Cost Savings. The company anticipates that it will be able to achieve approximately $25-$30 million in annualized cost savings within 18-24 months of the transaction closings, $20 million of which are expected to be realized within the first 12 months of the closings.

Frequently Asked Questions - 1

What is the operational strategy behind these transactions?

The combination will deepen the combined company’s penetration in key markets and will extend the geographical footprint into new markets. In addition, the mergers will significantly enhance ITC^DeltaCom’s facilities-based platform.

•	Enhanced Facilities-Based Platform. The combination of the networks of the three companies will enable the combined company to serve the full spectrum of business customers on a facilities-based platform.

•	Network Strength. These transactions will create exceptional network strength, expertise and resources including 10,900 miles of owned fiber, 48 voice switches, 79 data switches, 48 soft switches, more than 450 colocations and 240 POPs.

•	Extensive Market Coverage. The combined company will serve more than 120,000 business customers in more than 45 markets and the combination will:

•	Increase customer density in Georgia, Florida, North Carolina, Tennessee and Alabama.

•	Strengthen position in Louisiana and Mississippi.

•	Provide access to existing customers in Kentucky.

•	Expanded Customer Base. The combination will add approximately 257,000 access lines (including more than 225,000 facilities-based access lines), bringing the combined company total to more than 635,000 total access lines.

•	Proven Integration Success. The companies have proven abilities in achieving integration success: ITC^DeltaCom through its merger with BTI Telecom Corp., and FDN through its merger with Mpower. In addition, ITC^DeltaCom’s current backhaul relationship with Network Telephone will facilitate integration and a smooth transition for customers.

Who serves on the new company’s management team?

The company’s management team has a proven track record and depth of experience in addressing the needs of its customers, shareholders and employees. The combined company will be managed by Larry Williams, chairman & chief executive officer; Drew Walker, president of strategic services; Mike Gallagher, currently chief executive officer of FDN, as president of business services; Leo Cyr, currently president & chief operating officer of Network Telephone, as chief operating officer; Doug Shumate, chief financial officer; Tom Mullis, general counsel; Ken Meister, currently chief financial officer of FDN, as executive vice president of corporate development; and John Williams, vice president of human resources.

Does the new ITC^DeltaCom plan on merging with or acquiring additional companies?

ITC^DeltaCom will continue to evaluate opportunities within our primary eight-state market that we believe are consistent with our established business plan and goals—to broaden our facilities-based footprint, expand our portfolio of communications solutions, achieve additional network and operational efficiencies, and build financial stability for the company. These are all components of providing quality service to our customers, long-term career opportunities for our employees and the opportunity for increased shareholder value.

Frequently Asked Questions - 2

When will the transactions be completed?

The transaction closing process is expected to last approximately 90 - 150 days. We anticipate the mergers to close by late fourth quarter 2004 or early first quarter 2005. Upon the transaction closings, we will continue to work diligently during the following months on integrating the companies to realize the benefits of the mergers.

What are the requirements for the transactions to be approved?

The transactions have been approved by the Boards of Directors of all three companies. They are also subject to regulatory approvals and other closing conditions, including approval by ITC^DeltaCom stockholders.

What impact will this have on day-to-day operations?

It will be business as usual throughout the closing process, and there will be no impact on customer service or day-to-day operations. Each company will continue to provide the highest quality customer service and innovative products to which our customers are accustomed.

Will the new ITC^DeltaCom remain a public company? What will be the stock symbol?

ITC^DeltaCom will remain publicly traded under the symbol ITCD on the NASDAQ National Market.

ADDITIONAL INFORMATION ABOUT THE TRANSACTIONS

ITC^DeltaCom will file with the SEC registration statements on Form S-4, which will contain a proxy statement/prospectus of ITC^DeltaCom with respect to each proposed transaction, as well as other relevant documents concerning the proposed transactions. Investors are urged to read the proxy statement/prospectus for each transaction when it becomes available and any other relevant documents filed with the SEC, because they will contain important information. The proxy statement/prospectus will be mailed to stockholders of ITC^DeltaCom prior to their stockholder meeting. In addition, interested parties will be able to obtain the Form S-4 registration statements, including the exhibits filed therewith, free of charge at the Web site maintained by the SEC at www.sec.gov. The proxy statement/prospectus and these other documents also may be obtained free of charge from ITC^DeltaCom by directing a request to 1791 O.G. Skinner Drive, West Point, Georgia 31833, Attn: Investor Relations.

ITC^DeltaCom and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ITC^DeltaCom in connection with the proposed transactions. Information about directors and executive officers of ITC^DeltaCom and their ownership of ITC^DeltaCom common stock and other ITC^DeltaCom voting securities is included in ITC^DeltaCom’s proxy statement for its 2004 annual meeting of stockholders, which it filed with the SEC on April 1, 2004. This document is available free of charge at the Web site maintained by the SEC at www.sec.gov and from ITC^DeltaCom as described above. Additional information regarding interests in the transaction of participants in the proxy solicitation may be obtained by reading the proxy statement/prospectus regarding each proposed transaction when it becomes available.

Frequently Asked Questions - 3